UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  September 2008

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the “Company”), dated September 19, 2008, announcing that the Company’s 2008 Annual General Meeting was duly held on September 19, 2008, in Hamilton, Bermuda.

Exhibit 1

Frontline Ltd. (the “Company”) advises that the 2008 Annual General Meeting of the Company was held on September 19, 2008 at 10:00 a.m. at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda.  The following resolutions were passed:

1)	To re-elect John Fredriksen as a Director of the Company.

2)	To re-elect Kate Blankenship as a Director of the Company.

3)	To re-elect Frixos Savvides as a Director of the Company.

4)	To re-elect Kathrine Fredriksen as a Director of the Company.

5)	To appoint PricewaterhouseCoopers AS of Oslo, Norway as auditors and to authorise the Directors to determine their remuneration.

6)	That the remuneration payable to the Company’s Board of Directors of a total amount of fees not to exceed US$300,000.00 be approved for the year ended December 31, 2008.

7)
That the Company’s Board of Directors be and is hereby authorized to sub-divide the Company’s authorized share capital of 125,000,000 Ordinary Shares of par value 2.50 each into an authorized share capital of 625,000,000 Ordinary Shares of par value $0.50 each.

In addition, the audited consolidated financial statements for Frontline Ltd for the year ended December 31, 2007 were presented to the Meeting.

Hamilton, Bermuda
September 19, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: September 22, 2008	By: /s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

SK 02089 0009 920805